                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                                       For the date of  30 July, 2008

     ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Highlights - AIB Group interim results 2008

Basic earnings per share                                                                             EUR      114.0c
less profit on disposal of business(1)                                                             EUR     (12.0c)
less profit on disposal/development of property(2)                                          EUR       (0.6c)
adjust for hedge volatility(3)                                                                          EUR         3.5c
Adjusted basic earnings per share                                                            EUR     104.9c    down 4%(4)

Divisional profit performance
(5)
- AIB Bank ROI down 5%
- Capital Markets down 8%
- AIB Bank UK up 1%
-
Poland
 up 4%
- M&T contribution down 11%

Income/cost gap +5%
Cost income ratio down 2.0% to 49.2%
Bad debt provision charge of 0.21%
Return on equity 21.9%
Tier 1 capital ratio 7.7%
Interim dividend of EUR 30.6c, up 10%

AIB Group Chief Executive Eugene Sheehy said:
'The
 €
1.28 billion profit before taxation reported by AIB for the first half of 2008 represents a well balanced operating performance across our domestic and international businesses. This performance was achieved despite the adverse effect of slowing economies and difficult market conditions. It reflects the commitment of our people, deep customer relationships across geographically diverse franchises and a resilient risk management framework. All of this enables us to continue to operate effectively in the current challenging environment'.

(1)Profit on disposal of 50.1% of AIB Card Acquiring (€106 million after taxation). Following this transaction, a merchant acquiring joint venture was formed with First Data Corporation.
(2)Construction contract income (€ 5 million after taxation).
(3)The impact of hedge volatility (hedging ineffectiveness and derivative volatility) was a decrease of € 35 million to profit before taxation for the half-year to June 2008 (€31 million after taxation).
(4)A 4% decrease compared with EUR 108.8c for the half-year to June 2007 (see note 15).
(5)The percentage changes are on an underlying basis excluding the impact of exchange rate movements on the translation of foreign locations’ profit and excluding profit on disposal of AIB Card Acquiring.

Allied Irish Banks, p.l.c.

Dividend
The Board has declared an interim dividend of EUR 30.6c per share, an increase of 10% on the half-year ended 30 June 2007. The dividend will be paid on 26 September 2008 to shareholders on the Company's register of members at the close of business on 8 August 2008.

For further information please contact:

John O'Donnell	Alan Kelly	Catherine Burke
Group Finance Director	General Manager, Group Finance	Head of Group Corporate Relations
Bankcentre	Bankcentre	Bankcentre
Dublin	Dublin	Dublin
353-1-660-0311	353-1-660-0311	353-1-660-0311
Ext. 14412	Ext. 12162	Ext. 13894

This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

Forward-looking statements
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of additional factors that could cause actual results and developments to differ materially from those expressed or implied. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.
The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Financial highlights
(unaudited)
for the half-year ended 30 June 2008

Half-year		Half-year	Year
30 June		30 June	31 December
2008		2007	2007
€ m		€ m	€ m
Results
Total operating income	2,445	2,417	4,868
Operating profit	1,103	1,150	2,248
Profit before taxation - continuing operations	1,279	1,318	2,508
Profit attributable to equity holders of the parent	1,040	1,041	1,949
Per € 0.32 ordinary share
Earnings - basic ( note 14)	114.0c	114.7c	218.0c
Earnings - diluted ( note 14 )	113.8c	113.8c	216.4c
Dividend	30.6c	27.8c	79.0c
Dividend payout	27%	24%	36%
Net assets	€ 10.29	€ 10.12	€ 10.61
Performance measures
Return on average total assets	1.20%	1.34%	1.21%
Return on average ordinary shareholders' equity	21.9%	23.8%	21.8%
Balance sheet
Total assets	182,973	177,216	177,862
Ordinary shareholders' equity	9,058	8,889	9,330
Loans and receivables to banks and customers	142,190	135,038	137,068
Deposits (1)	158,314	154,001	153,563
Capital ratios (2)	Basel II	Basel I	Basel I
Tier 1 capital	7.7%	7.6%	7.5%
Total capital	10.6%	10.4%	10.1%

(1)
Deposits by banks, customer accounts and debt securities in issue.
(2)
The declared interim, and proposed final, dividends have been deducted in arriving at the above capital ratios. At June 2008 the impact of the dividend deduction was 20 basis points on both the Tier 1 and Total capital ratios.

Allied Irish Banks, p.l.c.
Group Headquarters &
Registered Office
Bankcentre, Ballsbridge
Dublin
4, Ireland
Telephone +353 1 6600311
Registered number 2417

Interim Management Report - Commentary on results

Overview
The pre-tax profit of €

1.28 billion and adjusted basic earnings per share of EUR 104.9c represents a well balanced performance for the Group during the period. The decline of 4% in the adjusted basic earnings per share in the very testing environment of difficult market conditions and slowing economic growth observed in the half-year to June 2008 reflects the resilience of our business. It is important to note that in the first half of 2007 an exceptional level of bad debt recoveries was recorded coupled with the fact that global market dislocation and its negative effects did not begin until the second half of last year. These factors result in a particularly strong base period to half-year June 2007.
Slower loan growth of 6% in the half-year to June 2008 reflected lower customer demand and our focus on matching incremental loan and deposit volume growth to maintain strong funding and liquidity positions.
In response to the lower growth environment, we have acted swiftly to manage our costs which have reduced by 2% in the period. Our focus on productivity delivered a very positive result with a material 5% income/cost growth rate gap being achieved. Our cost income ratio has improved by 2% to a new low of 49.2%.
Due to changing economic conditions and a more difficult operating environment, the bad debt charge has increased, from an exceptionally low level in the half-year to June 2007 to 21 basis points for the current period. An exceptional level of provision write-backs was a feature of the 4 basis points charge in the half-year to June 2007.
We continue to take a prudent stance in relation to the valuation of assets impacted by the current dislocation in global credit markets.
The operating environment remains difficult. There is a high level of uncertainty in the markets generally, including the future direction of interest rates, currency exchange rates and unemployment. The Irish economy has entered a challenging phase after a prolonged period of strong growth with the slowdown in the housing market being a particular feature.
Despite the continuing market dislocation conditions experienced to date in 2008, our funding position remains strong. In addition to customer deposit growth of 9% in the first half-year our funding is supplemented by good access to wholesale markets, particularly across a one to twelve month horizon. We have a diverse range of funding programmes and we continue to access funding at target levels. Our debt maturity profile is well spread.
Our strong capitalisation fully supports our business in the current environment. The tier 1 ratio was 7.7% and total capital ratio was 10.6% at 30 June 2008.

Outlook
We expect our good operating performance to continue through 2008. The strong productivity of our business will remain a key focus area. There are no material signs of a pick up in the difficult conditions apparent in many of the economies and markets in which we operate. In these conditions funding costs and bad debts will increase relative to last year and we expect these adverse effects to reduce our full year adjusted earnings per share to a range of EUR 185c - 190c (EUR 205.9c in 2007). Our funding and capital positions are expected to remain robust.

Principal risks and uncertainties
Pages 31 to 48 of the 2007 Annual Report set out the Group's risk management framework and the individual risk types that have been identified through the Group's risk assessment process. In addition, the Group would consider the following risks and uncertainties to be pertinent to its performance in the coming six months:
- The Irish economy, together with other economies where we operate, has entered a challenging phase and uncertainty remains regarding the slowdown in the global economy, the level of interest rates, currency exchange rates, unemployment, slowdown in the housing market and tightening of credit conditions; and
- The prolonged dislocation of global credit markets could reduce the recoverability and the value of the Group's assets and require an increase in the Group's level of provision for impairment losses.

Interim Management Report - Commentary on results

Earnings per share
The table below shows the basic earnings per share excluding profit on disposal of business
(1)
, profit on disposal/development of

property
(2)

and adjusting for hedge volatility
(3).

Earnings per share	Half-year June 2008	Half-year June 2007	% change 2008 v 2007
Basic earnings per share	114.0c	114.7c	-1
less profit on disposal of business (1)	(12.0c)	-	-
less profit on disposal/development of property (2)	(0.6c)	(8.3c)	-
adjust for hedge volatility (3)	3.5c	2.4c	-
Adjusted basic earnings per share	104.9c	108.8c	-4

Rates of exchange
A significant proportion of the Group's earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In the half-year to June 2008, the US dollar and sterling effective rates weakened relative to the euro by 11% and 10% respectively and Polish zloty strengthened relative to the euro by 7%, compared with the half-year to June 2007. The impact of the movement in the average exchange rates was a 3% adverse impact on adjusted earnings per share.

The following table shows the accounting rates and effective rates for both periods. The average effective rates include the impact of currency hedging activities.

Average accounting rates			Average effective rates		Period end rates
	Half year June 2008	Half year June 2007	Half year June 2008	Half year June 2007	Half year June 2008	Half year June 2007
US dollar	1.53	1.33	1.48	1.32	1.58	1.35
Sterling	0.77	0.67	0.74	0.67	0.79	0.67
Polish zloty	3.49	3.84	3.61	3.87	3.35	3.77

(1)Profit on disposal of 50.1% of AIB Card Acquiring (€ 106 million after taxation). Following this transaction, a merchant acquiring joint venture was formed with First Data Corporation.
(2)Includes construction contract income (€ 6 million before taxation, € 5 million after taxation) in the half-year to June 2008 and construction contract income (€ 44 million before taxation, € 38 million after taxation) and profit on sale of 16 branches in the Republic of Ireland (€ 41 million before taxation, € 35 million after taxation) in the half-year to June 2007.
(3)The impact of hedge volatility (hedging ineffectiveness and derivative volatility) was a decrease of € 35 million to profit before taxation for the half-year to June 2008 (€ 31 million after taxation) and a decrease of € 25 million to profit before taxation for the half-year to June 2007 (€ 21 million after taxation).

Interim Management Report - Commentary on results

Underlying percentage change
The growth percentages are shown on an underlying basis, adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding profit on disposal of Card Acquiring, profit on disposal/development of Bankcentre and branches as part of the sale and leaseback programme and excluding hedge volatility (hedging ineffectiveness and derivative volatility).

Summary income statement	Half year June 2008 € m	Half year June 2007 € m	Underlying % change 2008 v 2007
Net interest income	1,865	1,667	15
Other income	580	750	-21
Total operating income	2,445	2,417	3
Personnel expenses	761	799	-4
General and administrative expenses	369	368	1
Depreciation (1) /amortisation (2)	74	70	4
Total operating expenses	1,204	1,237	-2
Operating profit before provisions	1,241	1,180	8
Provisions for impairment of loans and receivables	137	25	487
Provisions for liabilities and commitments	-	4	-
Amounts written off financial investments available for sale	1	1	-
Total provisions	138	30	346
Operating profit	1,103	1,150	-1
Associated undertakings	57	81	-21
Profit on disposal of property	7	41	-
Construction contract income	6	44	-
Profit on disposal of businesses	106	2	-
Profit before taxation	1,279	1,318	-1

	Half-year		Half-year		Underlying
	June 2008		June 2007	% change	% change
Divisional profit before taxation	€ m		€ m	2008 v 2007	2008 v 2007
AIB Bank Republic of Ireland		€574	534	7	-5
Capital Markets		€295	333	-11	-8
AIB Bank UK		£180	150	20	1
		€233	223
Poland	Pln	618	596	4	4
		€177	155
Group		€-	73	-	-
AIB Group		€1,279	1,318	-3	-1

(1)Depreciation of property, plant and equipment.
(2)Amortisation of intangible assets.

Interim Management Report - Commentary on results

Slowdown in margin attrition
Higher funding costs impact net interest margin
Higher Treasury margin

Net interest income
Net interest income increased by 15% to
€

1,865 million in the half-year to June 2008. Moderating economic conditions resulted in lower loan and deposit volume growth. Loans to customers increased by 6% and customer accounts increased by 9% on a constant currency basis since 31 December 2007 (details of loan and deposit growth by division are contained on page 12).

Average interest earning assets	Half -year June 2008 € m	Half -year June 2007 € m	% change (1) 2008 v 2007
Average interest earning assets	169,860	152,738	11

(1) This particular analysis is not adjusted for the impact of exchange rate movements.

Net interest margin	Half -year June 2008%	Half -year June 2007%	Basis Point change
Group net interest margin	2.21	2.20	+1

The domestic and foreign margins for the half-year to June 2008 are reported on page 54.
AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:
The Group net interest margin amounted to 2.21%, an increase of 1 basis point compared with the half-year to June 2007. The negative impact of average loans increasing at a greater rate than average deposits and higher funding costs was more than offset by a higher treasury margin.
Higher funding costs reduced the net interest margin by 8 basis points.
The Treasury margin was higher principally arising from interest rate and liquidity management activities benefiting from lower US dollar funding costs compared with higher euro based lending rates. The net interest income benefit of borrowing in US dollars and converting to euro had a 7 basis point positive impact on the net interest margin which was offset by the cross currency swap cost which is reported in trading income on the other income line in the income statement. In addition, Treasury's positioning in interest rate markets had a 5 basis point positive impact on the net interest margin. In total, the higher treasury margin had a 12 basis point positive impact on the Group net interest margin.
Depending on the level of funding costs for the remainder of the year, we expect the net interest margin excluding treasury impacts to reduce in the range of 5 to 10 basis points for the year to December 2008. While an element of the higher cost of funding is being recaptured through increased pricing on the asset side of the balance sheet, there is a time lag in terms of flow through to the net interest margin.

Interim Management Report - Commentary on results

Trading income continues to be affected by market dislocation
Investment banking and asset management fees down 27%

Other income
Other income was down 21% to €

580 million compared with the half-year to June 2007.

Other income	Half-year June 200 8 € m	Half-year June 2007 € m	Underlying % change 200 8 v 200 7
Dividend income	23	22	1
Banking fees and commissions	446	492	-9
Investment banking and asset management fees	169	221	-27
Fee and commission income	615	713	-15
Less: Fee and commission expense	(62)	(94)	-36
Trading income	(45)	98	-
Currency hedging profits	3	2	-
Interest rate hedge volatility	(35)	(25)	-
Net trading income (1)	(77)	75	-
Other operating income	81	34	114
Total other income	580	750	-21

Other income decreased by 21% in the half-year to June 2008, reflecting the impact of continuing market dislocation conditions, lower wealth management activity and lower Polish asset management balances. The decline of these income elements was partly offset by good growth in customer treasury fees and Polish banking income.
Dividend income of
€

23 million primarily reflects dividends from investments held by the Polish business.
Banking fees and commissions decreased by 9%, reflecting the disposal of 50.1% of AIB Card Acquiring. Excluding the impact of the disposal, banking fees and commissions were up 4%.
Investment banking and asset management fees were down 27% in the half-year to June 2008 with lower asset management income in
Poland
 as a result of lower managed funds combined with a lower level of stockbroking income from BZWBK and

Goodbody Stockbrokers.
Trading income was a negative
€

45 million primarily reflecting the fair value impacts on bond assets in difficult trading conditions. Trading income excludes interest payable and receivable arising from trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are mainly in Global

Treasury. Interest income in Global Treasury increased by a significant level compared with the half-year to June 2007. The trading income out-turn also included valuation charges in the structured securities portfolio (
€

9 million). In addition there was a charge to

income of
€

17 million in the CDO/CLO portfolio arising from the disposal of the only transaction that contained an element of subprime in this portfolio.
Other operating income of
€

81 million includes profit of
€

19 million from the sale of available for sale debt securities and profit on disposal of available for sale equity shares of
m
21 million, including the sale of MasterCard shares.

(1)
Trading income includes foreign exchange contracts, debt securities and interest rate contracts, equity securities and index contracts (See note 7).

Interim Management Report - Commentary on results

Good cost reduction in a period of lower revenue growth
Cost income ratio down 2.0% to 49.2%
Income/cost growth rate gap +5%

Total operating expenses
Operating expenses decreased by 2% compared with half-year to June 2007 to
€

1,204 million.

	Half-year	Half-year	Underlying
Operating expenses	June 2008 € m	June 2007 € m	% change 2008 v 2007
Personnel expenses	761	799	-4
General and administrative expenses	369	368	1
Depreciation (1) /amortisation (2)	74	70	4
Total operating expenses	1,204	1,237	-2

Operating expenses decreased by 2% in the half-year to June 2008, reflecting a focus on cost management in a period of slower economic conditions and slower revenue generation. The decrease in costs was achieved notwithstanding the investment in branch network expansion in BZWBK (with 45 branches opened since 31 December 2007). Excluding
Poland
, costs decreased by 6%.
Personnel expenses decreased by 4% compared with the half-year to June 2007, reflecting lower performance related costs and tight management of all expense categories. General and administrative expenses were 1% higher, mainly due to business expansion and marketing costs in Poland and higher property rental costs arising from the sale and leaseback arrangements for Bankcentre and the branch network in Ireland. Depreciation/amortisation increased by 4% compared with the half-year to June 2007 reflecting project and investment spend in recent years.

Efficiency measures	Half-year June 2008	Half-year June 2007
Cost income ratio	49.2%	51.2%
Income/cost growth rate gap	+5%	+4%

There was a focus on cost management throughout the period and the cost income ratio decreased by 2.0% to 49.2%.
The 5% cost/income growth rate gap reflected income growth of 3% and a reduction of 2% in costs.

(1)Depreciation of property, plant and equipment.
(2)Amortisation of intangible assets.

Interim Management Report - Commentary on results

Provision charge up to 21 basis points impacted by a deteriorating credit environment
Impaired loans increased as a percentage of total loans to 1.1%

Asset quality
Total provisions were
€

138 million, up from
€

30 million in the half-year to June 2007.

	Half-year	Half-year
	June 2008	June 2007
Provisions charged against income	€ m	€ m
Provisions for impairment of loans and receivables	137	25
Provisions for liabilities and commitments	-	4
Amounts written off financial investments available for sale	1	1
Total provisions	138	30

The provision for impairment of loans and receivables was €

137 million compared with €

25 million in the half-year to June 2007, representing a charge of 0.21% of average loans compared with 0.04% in June 2007. The increased charge reflects an increase in gross new provisions, a lower level of provision recoveries in this period and the impact of the deteriorating credit markets.

	Half-year	Half-year	Half-year	Half-year
	June 2008	June 2008	June 2007	June 2007
Divisional impairment charges	€ m	bps	€ m	bps
AIB Bank Republic of Ireland	89	24	46	15
Capital Markets	20	15	(22)	-19
AIB Bank UK	25	21	7	6
Poland	3	7	(6)	-24
AIB Group	137	21	25	4

In AIB Bank Republic of Ireland, the provision charge was 0.24% of average loans compared with 0.15% in June 2007 reflecting the weakening credit environment.
The provision charge in Capital Markets was 0.15% of average loans compared with a net recovery for the same period last year when there were exceptionally strong provision recoveries.
In AIB Bank
UK
, the provision charge was 0.21% of average loans compared with 0.06% in June 2007 when the charge had been heavily impacted by very strong provision recoveries.
The provision charge in
Poland
 division was 0.07% of average loans compared with a net recovery for the same period last year again impacted by very strong provision recoveries in 2007.

	30 June 2008	As % of	31 December 2007	As % of
Impaired loans by Division	impaired loans € m	total loans 30 June 2008	impaired loans € m	total loans 31 December 2007
AIB Bank Republic of Ireland	773	1.0	511	0.7
Capital Markets	124	0.5	77	0.3
AIB Bank UK	337	1.4	274	1.1
Poland	206	2.4	187	2.8
AIB Group	1,440	1.1	1,049	0.8

Interim Management Report - Commentary on results

Group impaired loans as a percentage of total customer loans increased from 0.8% at 31 December 2007 to 1.1% at 30 June 2008 with the total provision coverage for impaired loans at 57%.
In AIB Bank Republic of Ireland impaired loans as a percentage of total customer loans were 1.0% at 30 June 2008 compared with 0.7% at 31 December 2007.
Impaired loans in Capital Markets increased to 0.5% of customer loans from 0.3% at 31 December 2007.
In AIB Bank
UK
 impaired loans were 1.4% of total customer loans up from 1.1% at 31 December 2007.
Impaired loans in
Poland
 division as a percentage of total customer loans reduced to 2.4% from 2.8% at 31 December 2007.

	30 June	31 December
	2008	2007
Ratings profiles - Masterscale grade	€ m	€ m

1 to 3	20,556	24,608
4 to 10	106,527	99,123
11 to 13	7,005	4,985
	134,088	128,716
Unearned income	(438)	(371)
Provisions	(836)	(742)
Loans and receivables to customers	132,814	127,603

The Group uses a 13 point ratings masterscale which provides a common and consistent framework for aggregating, comparing and reporting exposures across all lending portfolios.

The ratings masterscale is probability of default ("PD") based. Underlying the ratings masterscale are a number of bespoke rating tools which have been calibrated to suit the needs of individual business units.

These

individual rating tools continue to be refined and recalibrated based on experience.
Grade 1 - 3
would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.
Grades 4 - 10
would typically include new business written and existing satisfactorily performing exposures across all portfolios.

The lower end of this category (Grade 10) includes a portion of the Group's criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).
Grades 11 - 13
contains the remainder of the Group's criticised loans, including impaired loans, together with loans written with a higher level of risk and a higher PD where there is a commensurate higher margin for the risk taken.

The Group's total criticised loans at June 2008 total
€

10.2 billion or 7.6% of loans and receivables to customers (
€

6.7 billion or

5.3% at December 2007). The increase in the period arose primarily in the
Republic
 of
Ireland
, influenced by downgrades in the

residential development sector, with some downward migration also evident in the
UK
, notably in the property sector.

	30 June	As % of	31 December	As % of
	2008	total	2007	total
Aged analysis of contractually past due but not impaired	€ m	loans	€ m	loans
1 to 30 days	4,493	3.4	4,496	3.5
31 to 60 days	976	0.7	803	0.6
61 to 90 days	531	0.4	305	0.2
91+ days	150	0.1	107	0.1

The figures reported as past due are inclusive of overdrafts, bridging loans and cases with expired limits. Where a facility is past due the entire exposure is reported rather than the amount of the arrears.

Interim Management Report - Commentary on results

Loans up 6%; deposits up 9%
Effective tax rate lower at 15.2%

Associated undertakings
Income from associated undertakings mainly reflects AIB's 24.3% average share of the income after taxation of M&T Bank

Corporation, share of the joint ventures in Life & Pensions with Hibernian and Card Acquiring with First Data Corporation. The profit in the half-year to June 2008 was
€
 57 million compared to
€
 81 million in the half-year to June 2007. The decline reflects a lower contribution from M&T Bank Corporation and a weaker US dollar, as well as a lower contribution from our life company joint venture due to volatile equity markets. M&T's contribution was US$ 88 million compared with the half-year to June 2007 contribution of US$ 99 million, mainly reflecting a higher provision for credit losses.

Income tax expense
The taxation charge was
€
 194 million compared with
€
 239 million in the half-year to June 2007. The effective tax rate was 15.2%

compared with 18.1% in the half-year to June 2007. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions in which we operate.

Related party transactions
There have been no related party transactions, or changes therein since 31 December 2007, that have materially affected the Group's financial position or performance in the half-year to 30 June 2008.

Balance sheet
Total assets amounted to
€
 183 billion at 30 June 2008 compared to
€
 178 billion at 31 December 2007. Adjusting for the impact of currency, total assets were up 5% and loans to customers were up 6% since 31 December 2007 while customer accounts increased by

9%. Risk weighted assets were
€
 138 billion at 30 June 2008 (an increase of 6% excluding currency factors on 31 December 2007).

Risk weighted assets, loans to customers and customer accounts
(excluding currency factors)

	Risk weighted	Loans to	Customer
	assets	customers	accounts
% change 30 June 2008 v 31 December 2007	% change	% change	% change
AIB Bank Republic of Ireland	5	4	-
Capital Markets	4	8	25
AIB Bank UK	5	5	10
Poland	14	20	15
AIB Group	6	6	9

Assets under management
Assets under management in the Group amounted to
 €
 16 billion at 30 June 2008 compared with
€
 19 billion at 31 December 2007.

Interim Management Report - Commentary on results

Return on equity 21.9%
Strong capital ratios

Return on equity and return on assets
The return on equity was 21.9%, compared to 23.8% in the half-year to June 2007. The return on assets was 1.20%, compared to 1.34% in the half-year to June 2007.

Capital ratios
A strong capital position was reflected in a Tier 1 ratio of 7.7% and a total capital ratio of 10.6%.

	30 June 2008	31 December 2007	31 December 2007	30 June 2007
Capital	Basel II	Basel II	Basel I	Basel I
Core Tier 1 ratio	6.2%	6.0%	5.8%	5.7%
Tier 1 ratio	7.7%	7.7%	7.5%	7.6%
Total capital ratio	10.6%	10.2%	10.1%	10.4%

The Group's capital ratios remained strong during the period with the Core Tier 1 capital ratio benefiting from net retentions during the period. Risk weighted asset growth has slowed to 6% excluding currency factors. The total capital ratio increased to 10.6%.
Tier 1 capital increased to
€
 10.7 billion up from
€
 10.4 billion at December 2007, mainly reflecting the impact of the profit for the period of
€
 1,085 million less the interim dividend declared and the announced repayment of the US$ 250 million Preference

Shares. Tier 2 capital increased to

€
 4.0 billion up from
€
 3.5 billion at December 2007, reflecting the issue of Stg £ 700 million

Callable Dated Subordinated Fixed/Floating Rate Notes due July 2023 partly offset by the redemption of
€
 200 million Perpetual

Floating Rate Notes (note 25).
The capital ratios at 30 June 2008 are after the deduction of the interim dividend declared of EUR 30.6c per share which equates to
€
 270 million (June 2007:
€
 245 million).
The application of Basel II had a marginally positive impact on the Group's capital ratios at December 2007, with the reduction in risk weighted asset requirements more than offsetting the changes in supervisory deductions.

Credit ratings
In the past month, independent rating agencies Standard and Poor's and Fitch have affirmed AIB's credit ratings (A+ and AA respectively).

Moody's rating of AIB is Aa2 (from Aa3 in May 2007).

Interim Management Report - Commentary on results

Global market dislocation
The performance of AIB in the half-year to June 2008 needs to be viewed against the backdrop of volatile financial markets and an environment of declining economic growth across the markets in which we operate. In the second half of 2007, debt and equity markets experienced a period of market turmoil. The dislocation effects continued into 2008. A consequence of this was the reduction of liquidity in debt markets and an increase in its cost. The following commentary outlines the impact on our funding and asset portfolios.
There are three distinct portfolios affected by the market dislocation. Two are managed by Global Treasury and one by Corporate

Banking.

Global Treasury Credit Asset Portfolio - Trading
Global Treasury's Traded Credit Desk manages a high quality trading portfolio principally comprising bank bonds and collateralised prime residential mortgage obligations. The fair value of financial assets is determined by reference to market prices where these are available in an active market. Where market prices are not available or markets are inactive, as is the situation in certain sectors at present, fair values are determined using valuation techniques, which use observable market parameters. Based on fair values at

30 June 2008, Global Treasury recorded a fair value charge to income of
€
 8 million in relation to the traded credit portfolio. In

addition to the
€
 92 million charge in the second half of 2007, this reflects a cumulative charge since June 2007 of

€
 100 million on

a portfolio of
€
 5.9 billion as at 30 June 2008 (
€
 7.2 billion at 31 December 2007). We anticipate that these assets will be repaid in full at maturity, leading to a flowback through the income statement.

Global Treasury Credit Asset Portfolio - Available for sale
The Global Treasury Credit Asset available for sale portfolio amounted to € 8.5 billion(1) at 30 June 2008. This portfolio consists of high quality assets (also held for liquidity management purposes) that have not suffered impairment. The accounting convention is to fair value these assets through the equity account and not the income statement. We have applied the same approach to valuation as outlined for our trading portfolio financial assets and the charge to equity is € 37 million (before taxation) which does not affect our regulatory capital calculation. We anticipate that these assets will be repaid in full at maturity, leading to a flowback through the equity account.

(1) €8.5 billion of the total available for sale portfolio of € 23 billion at 30 June 2008. The total charge to the equity account on the
€ 23 billion available for sale portfolio was € 179 million after tax at 30 June 2008.

Interim Management Report - Commentary on results

Structured securities portfolio (held by Corporate Banking)
US
subprime mortgages

exposure has reduced by US$ 27 million since 31 December 2007, due to repayment. The portfolios are as follows:
- US$ 175 million (
€
 111 million) in whole loan format, reduced from $ 190 million at 31 December 2007; and
- US$ 281 million (
€
 178 million) in securitisations, reduced from $ 293 million at 31 December 2007.
All investments were selected after extensive credit due diligence. While underlying market conditions continue to deteriorate the overall portfolio is monitored closely and continues to outperform the wider market. The whole loans exposure of
€
 111 million is

2007 vintage. The subprime exposure of
€
 178 million in securitisations, of which 45% is currently rated investment grade, is of the following vintage:
€
 40 million - 2004;
€
 102 million - 2005; and
€
 36 million - 2006. The subprime securitisation book is

predominately marked to model and we have taken a charge to income of US$ 9 million (
€
 5 million) in the half-year to June 2008

which together with the US$ 35 million charge recorded in 2007 gives a cumulative charge on this portfolio of US$ 44 million
(
€
 28 million).
CDO/CLO exposures
total
€
 576 million which represents an increase of
€
 26 million from December 2007. These are

predominately CLO investments primarily backed by leveraged loans with no CDOs backed by subprime. The portfolio continues to perform strongly with no rating actions on any of our investments since the year end. Of this portfolio, 97% is currently rated investment grade. The charge to income in the half-year to June 2008 was
€
 2 million. The charge of
€
 2 million together with the
 €
 10 million charged in the year to December 2007 gives a cumulative charge of
€
 12 million.
The remainder of our structured securities portfolio
of
€
 538 million continues to perform strongly. The underlying assets of these investments are principally residential and commercial mortgage backed securities. 95% are rated investment grade. The charge to income in 2008 on this portfolio was
€
 2 million which together with the
€
 2 million charge in 2007 gives a cumulative charge of
 €
 4 million.
We have no direct or indirect exposure to SIVs or conduits. We have no direct exposure to monoline insurers, while indirect exposure remains limited to
€
 60 million.
The total charge to income in the reporting period for the structured securities portfolio was
€
 9 million which together with

the currency revalued charge of
€
 35 million in 2007 gives a cumulative charge of
€
44 million.
All portfolios described above comprise several different tranches with AIB holding an insignificant percentage of individual securitisations within the portfolio. These exposures are not hedged.
In addition, as part of a restructuring of assets, there was a one-off charge to income of
€
 17 million arising from the disposal of

the only investment that contained an element of subprime in the CDO/CLO portfolio. The charge to income in 2007 relating to this transaction was
€
 1 million.
The following table summarises the impacts of market dislocation on the above portfolios for the half-year to June 2008:

Portfolio	Treatment/Impact	Valuation Method
Global Treasury Credit Asset Portfolio
-Trading	€ 8 million charge to income	Quoted prices/observable
market parameters
-Available for sale	€ 37 million (before taxation) charge to equity	Quoted prices/observable
	account (1)	market parameters
Corporate Banking
-Structured securities portfolio	€ 9 million charge reflected in income statement	Mark to model/market
(including € 5 million ($ 9 million) regarding
subprime exposure)
€ 17 million charge on disposal/restructuring of assets

The above charges reflect the accounting convention to fair value these assets.

(1)This is taken directly to reserves and not through the income statement.

Interim Management Report - Commentary on results

Collateralised Debt/Bond Obligations (independently managed by AIB Corporate Banking and Global Treasury
)
In addition to the above asset portfolios, AIB provides asset management services to third parties regarding Collateralised Debt

Obligations ("CDOs") and Collateralised Bond Obligations ("CBO").
There are five vehicles set up since 2001, four of which invest in European sub investment grade leveraged finance assets

("CDOs") and one in U.S. High Yield Bonds ("CBO"). A CDO/CBO allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of leveraged corporate loans and bonds with certain common features. The Group's investment in these vehicles and maximum exposure totals € 32 million (31 December 2007: € 34 million). AIB does not have control over these vehicles nor does it bear the significant risks and rewards that are inherent in the assets. There is no recourse to the

Group by third parties in relation to these vehicles. Accordingly, these vehicles are not consolidated in the Group's financial statements and the Group's interests are included within equity shares.

Interim Management Report - Commentary on results

Impact of global market dislocation on AIB funding
There was strong growth in customer resources (9%) which exceeded customer loan growth (6%) over the first half of 2008.
Customer resources continue to be a significant and dependable part of our overall funding, accounting for 50% of total funding base.

Conditions in the short term wholesale markets have improved relative to the second half of 2007. The Group has benefited from its retail franchise and its franchise in the wholesale market where it attracted a broad base of investors across a number of our paper programmes with reasonable durations. Customer deposits and other sources of funding with a maturity beyond December 2008 account for 91% of the funding of our customer loan book. Wholesale funding with a maturity of over 1 year amounts to

€18 billion, representing 69% of term funding. As at 30 June 2008, we held € 37 billion in qualifying liquid assets/contingent funding (of which approximately € 9 billion has been pledged) which represents a significant excess over both the regulatory requirement and our own higher internal policy. Net interbank deposits represent 6% of funding. In summary, AIB has a solid funding base with 2 million customer depositors and a considerable diversification in our Commercial Paper, Certificates of Deposit,

EMTN and Asset Covered Securities programmes by both investor type and geographical spread.

Balance sheet summary	30 June 2008	31 December 2007
Total assets € bn	183	178
Loans and receivables to customers € bn	133	128
Customer deposits € bn	87	81
Wholesale funding € bn	71	72
Customer loans funded by customer deposits and funding > 6 months	91%	94%

	30 June 2008		30 June 2007		31 December 2007
Sources of funds	€ billion %		€ billion %		€ billion %
Customer accounts	87	50	79	47	81	48
Deposits by banks - secured	9	5	11	6	8	5
-unsecured*	19	11	29	17	22	13
Certificates of deposit and commercial paper	24	14	13	8	22	13
Asset covered securities	7	4	7	4	7	4
Senior debt	12	7	15	9	13	8
Capital	16	9	16	9	16	9
	174	100	170	100	169	100
* Deposits by banks (unsecured) when netted against loans to banks:	9	6	15	8	9	8

Cashflow
As reflected in the statement of cash flows, there was a net decrease in cash and cash equivalents of
€
 79 million. Net cash inflows

from operating activities before taxation were
€
 2,510 million, while cash outflows from taxation were
€
 139 million.
Cash outflows from investing activities were
€
 2,520 million, primarily reflecting a net increase in financial investments available for sale of €
 2,416 million.
Cash inflows from financing activities were
€
70 million, primarily reflecting the cash outflow for equity dividends paid on ordinary shares of
€
 451 million, the redemption of subordinated liabilities of
€
200 million and interest paid on subordinated

liabilities of
€
 117 million offset by the cash inflow from the issue of subordinated liabilities was
€
 884 million.

Interim Management Report - Divisional commentary

Underlying percentage change in the following divisional commentary is shown on a constant currency basis.

AIB

Bank

Republic
 of
Ireland
 profit of €

574 million was up 7%. On an underlying basis, excluding profit on disposal of business,
AIB

Bank

Republic
 of
Ireland
 profit was down 5%.

Satisfactory outturn against background of slowing economy and higher funding costs
Strong cost management reflected in a 2% cost decline
Increase in provision charge from low base

AIB Bank Republic of Ireland
Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man;AIB Finance and Leasing; Card Services; Wealth Management and share of Hibernian Life Holdings Limited, AIB's venture with Hibernian Life
&
Pensions Limited.

	Half-year	Half-year	Underlying (1)
	June 2008	June 2007	% change
AIB Bank Republic of Ireland income statement	€ m	€ m	200 8 v 200 7
Net interest income	870	868	-
Other income	239	238	1
Total operating income	1,109	1,106	-
Personnel expenses	343	353	-3
General and administrative expenses	151	152	-
Depreciation / amortisation	24	26	-5
Total operating expenses	518	531	-2
Operating profit before provisions	591	575	3
Provisions for impairment of loans and receivables	89	46	94
Provisions for liabilities and commitments	-	2	-
Total provisions	89	48	86
Operating profit	502	527	-5
Associated undertakings	(2)	7	-
Profit on disposal of property	6	-	-
Profit before disposal of business	506	534	-5
Profit on disposal of business	68	-	-
Profit before taxation	574	534	7

The six months to June 2008 was challenging for AIB Bank Republic of Ireland reflecting a slowing economy both internationally and in Ireland, combined with the effects of the 'credit crunch', rising commodity prices and ongoing dislocation in wholesale financial markets.

Wholesale funding rates have increased significantly with a consequent tightening of loan margins not fully recovered through customer re-pricing. The level of asset growth has also slowed from the exceptional levels experienced over recent years. AIB continues to further develop its product, service and relationship proposition to key sectors with a particular focus on supporting existing AIB customers. The ongoing investment in streamlining back-office and front-line operations continues, albeit at a more measured pace in light of the changed economic landscape, with the re-positioning of the retail banking model driving efficiency benefits and enhancing sales capacity.
Total operating income of
€

1,109 million for the half-year to June was in line with that reported in June 2007 and operating expenses were down 2% generating a positive income/cost growth rate gap of +2%. The loan impairment provision increased by
€
43 million (94%) as the economy transitions from the exceptionally benign credit climate of recent years. Profit before the share of profit from disposal of the merchant acquiring business was 5% lower at
€

506 million.
Loans grew by 4% since 31 December 2007. Overall customer resources growth was flat since December, in line with the overall market, with higher deposits offset by lower current account balances. Other income growth of 1% is after reflecting a reduction in income compared to 2007 following disposal of AIB Card Acquiring business. Operating expenses were 2% lower benefiting from strong management action and targeted delivery of efficiencies and cost savings. Personnel expenses were 3% lower on the back of tight management of staff numbers and related costs. General and administrative expenses were marginally down driven by lower advertising, communication, technology and consultancy costs.

(1)
Underlying growth percentages are shown on a constant currency basis.

Interim Management Report - Divisional commentary

The benefits achieved through focused action on costs resulted in a reduction in the cost income ratio from 48.0% to 46.7%.
The provision charge for loan impairment for the half-year to June 2008 was 0.24% of average loans, up from 0.15% of average loans for the half-year to June 2007, with the increase in the provision charge reflecting a weakening economic environment.
Profit on disposal of business
€
68 million reflects the division's share of profits from the sale of 50.1% of AIB Card Acquiring.

Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.
Wealth management revenue was flat compared with half-year to June 2007 reflecting an increase in Private Banking income driven by higher loan and deposit volumes offset by lower investment product income reflecting cautious investor sentiment. Sales of life and pensions through the bank channel has produced Annual Premium Equivalent ("APE") of
€

68 million, a performance

broadly in line with the market but down on last year's figure of
€

93 million. AIB's share of Hibernian Life Holdings Limited

reflects difficult market conditions.

Interim Management Report - Divisional commentary

Capital Markets profit was down 8% to € 295 million.

Strong underlying performance in highly volatile market conditions
Slower demand for credit in Corporate Banking
Solid growth in Customer Treasury business
Investment Banking impacted by falling equity markets
Improvement in cost income ratio to 40.0% from 42.2%

Capital Markets
Corporate Banking, Global Treasury, and Investment Banking.

	Half-year	Half-year	Underlying (1)
	June 2008	June 2007	% change
Capital Markets income statement	€ m	€ m	200 8 v 200 7
Net interest income	421	285	55
Other income	101	254	-60
Total operating income	522	539	-
Personnel expenses	149	165	-8
General and administrative expenses	52	55	-1
Depreciation / amortisation	8	7	10
Total operating expenses	209	227	-6
Operating profit before provisions	313	312	4
Provisions for impairment of loans and receivables	20	(22)	-
Provisions for liabilities and commitments	(3)	2	-
Amounts written off financial investments available for sale	1	1	67
Total provisions	18	(19)	-
Operating profit	295	331	-7
Profit on disposal of business	-	2	-
Profit before taxation	295	333	-8

Capital Markets profit before taxation of €

295 million declined by 8% while operating profit before provisions of €

313 million was 4% higher than the half-year to June 2007. Net interest income increased by 55% principally arising from interest rate and liquidity management activities as increased income on cashbooks and lower US dollar funding costs relative to higher euro based lending rates gave rise to higher net interest income. This positive impact of currency interest rate differentials in interest income was offset in other income by the impact of cross currency swaps used to manage liquidity. Other income was also impacted by lower trading income which was partly offset by profit on the realisation of available for sale securities.
Total operating expenses decreased by 6%, reflecting the division's flexible cost structure and management's continued focus on cost containment. The cost income ratio improved by 2.2% from 42.2% to 40.0%.
Total provisions of €

18 million, as compared to net write backs of €

19 million in 2007, reflect the more difficult economic conditions experienced across our principal markets. Higher funding costs in uncertain and dislocated markets brought additional challenges to manage acceptable levels of asset growth, risk and return.

	Half-year	Half-year	Underlying
Capital Markets business unit profit split	June 2008 € m	June 20 07 € m	% change 2008 v 2007
Corporate Banking	192	230	-13
Global Treasury	80	60	31
Investment Banking	23	43	-49
Profit before taxation	295	333	-8

(1) Underlying growth percentages are shown on a constant currency basis

Interim Management Report - Divisional commentary

Corporate Banking continued to benefit from its strong underlying franchise. Profit before taxation of
€

192 million fell by 13%,

impacted by increased provisions for loan impairment as compared to higher levels of write backs in 2007. Operating profit before provisions was up 4% compared with 2007. Overall corporate banking activity and demand for credit was slower than the comparable period due to the global economic slowdown. Loan volumes grew by 8% since 31 December 2007 while average margins increased year on year. Asset quality remains strong and management remain extremely vigilant in managing the credit portfolio in light of the more challenging credit environment.
Global Treasury profit before taxation increased by 31% compared with the half-year to June 2007. This was a particularly strong performance given the continued fallout from the exceptional market conditions experienced in the second half of 2007. Customer treasury income grew by 22%, driven by solid growth in key derivatives, foreign exchange and structured products, notwithstanding the impact of a weaker domestic economy and declines in US dollar and sterling exchange rates. Wholesale Treasury profit was up due to a strong performance in interest rate management activities and profit on the realisation of available for sale securities which more than offset the impact of volatile markets on bond management activities. The portion of our high quality credit asset portfolio,

held for trading, principally comprising non-US prime residential mortgage backed securities and senior bank debt, reduced in size from
€

7.2 billion at December 2007 to
€

5.9 billion at June 2008. This portfolio, which is subject to fair value accounting using observable market parameters, incurred a charge of
€

8 million during the period. This is in addition to the
€

92 million charge

during the second half of 2007.
Investment Banking(1)
experienced very difficult trading conditions during the period as profit before taxation fell by 49% on the comparative period. The performance was principally impacted by declining equity markets, challenging conditions for investment funds and uncertain market conditions for mergers and acquisitions activity. Notwithstanding the deteriorating international environment, financial outsourcing activities continued to perform well. Given the level of market uncertainty, the primary management focus was to minimise market risk, strengthen customer relationships and endeavour to position the business to take maximum advantage of any upturn in the markets

(
1)
Investment Banking mainly comprises Goodbody Stockbrokers, Asset management activities, Corporate Finance and AIB International Financial Services.

Interim Management Report - Divisional commentary

AIB Bank UK division profit was £ 180 million, up 20% or £ 151 million, up 1% excluding profit on disposal of business.

Operating profit before provisions growth of 10% against last year
Reduction in operating expenses of 5%
Strong growth in customer deposits of 11%

AIB Bank UK
Retail and commercial banking operations in
Great Britain
 and
Northern Ireland
.

	Half-year	Half-year	Underlying (1)
	June 2008	June 2007	% change
AIB Bank UK income statement	Stg £ m	Stg £ m	200 8 v 200 7
Net interest income	238	229	4
Other income	51	52	-1
Total operating income	289	281	3
Personnel expenses	83	87	-4
General and administrative expenses	33	36	-7
Depreciation / amortisation	4	4	3
Total operating expenses	120	127	-5
Operating profit before provisions	169	154	10
Provisions for impairment of loans and receivables	19	4	347
Provisions for liabilities and commitments	-	-	-
Total provisions	19	4	347
Operating profit	150	150	-
Associated undertakings	1	-	-
Profit before disposal of business	151	150	1
Profit on disposal of business	29	-	-
Profit before taxation	180	150	20
Profit before taxation € m	233	223	20

AIB Bank
UK
 reported an increase in operating profit before provisions of 10% to £ 169 million, a strong performance in the context of a slowing
UK
 economic environment. Net interest income grew by 4%, with strong customer deposit balances growth of

11% since 30 June 2007 and 10% since 31 December 2007. Customer loan balances increased by 12% on prior year, with 5% growth since December, reflecting very selective asset growth and active margin management across the business. Costs reduced by 5% which has been achieved through planned operational efficiencies and tight management of discretionary expenditure. Within the overall reduction in costs, continued investment in the technology infrastructure has been maintained in both retail and support systems. The cost income ratio improved by 3.4% from 45.0% to 41.6%. An income/cost growth rate gap of 8% was achieved. Profit before taxation grew by 1% reflecting increased provisions for loan impairment, with the provision charge increasing by £ 15 million from low levels in the previous year, in a deteriorating economic environment. The provision charge of 0.21% of average loans for the first half of 2008 compares with 0.06% for the first half of 2007.
The profit on disposal of business Stg £ 29 million (
€

38 million) reflects the division's share of profits from the sale of 50.1% of

AIB Card Acquiring. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

(1)
Underlying growth percentages are shown on a constant currency basis.
Note: The basis of presentation for AIB Bank UK divisional income statement has been amended from presentation on a euro basis to presentation on a local currency basis. This revised presentation provides a comparison of the numbers on a constant currency basis.

Interim Management Report - Divisional commentary

	Half-year	Half-year	Underlying
AIB Bank UK business unit profit split	June 2008 £ m	June 2007 £ m	% change 2008 v 2007
AIB (GB)	86	84	3
First Trust Bank	65	66	-2
Profit on sale of business	29	-	-
Profit before taxation	180	150	20

Allied Irish Bank (GB), which focuses mainly on business banking, reported strong growth of 14% in operating profit before provisions and an increase of 3% in profit before taxation to £ 86 million for June 2008. This growth was driven by a combination of solid growth in net interest income and a managed reduction in costs. Net interest income increased by 6% reflecting good margin management and a significant increase in customer deposit balances, which have increased by 18% when compared against 30 June

2007 (13% growth since 31 December 2007). Growth in customer loan balances of 16% since 30 June 2007 (8% growth since 31

December 2007) has been achieved selectively in a slowing economic environment and continues the theme of well-managed and balanced growth of recent years. Costs reduced by 6%, reflecting ongoing cost management initiatives and careful management of discretionary expenditure. The combination of income growth and a reducing cost base was reflected in a significant improvement in the cost income ratio to 39.8% (from 44.2% for the half-year to June 2007). The level of provisioning for loan impairment increased,

from a low base in 2007 in line with the trend for the
UK
 division outlined above.
The operating profit before provisions for First Trust Bank increased by 4% for June 2008 with a reduction of 2% in profit before taxation to £ 65 million. Net interest income is up 1% on the same period last year driven by an improvement in lending margins combined with growth across the portfolio with a 5% increase in customer loan balances since 30 June 2007 (1% growth since 31

December 2007) and a 1% increase in customer deposit balances since 30 June 2007 (4% growth since 31 December 2007). Costs have fallen by 4% reflecting increased operational efficiencies being realised across the network. The increased focus on efficiency has resulted in a significant improvement in the cost income ratio to 43.9% from 46.0% at the half-year to June 2007. The level of provisioning for loan impairment increased, from the exceptional low charge level experienced last year.

Interim Management Report - Divisional commentary

Poland division profit was Pln 618 million, up 4% on the half-year to June 2007

Strong demand for lending products and services
Significant investment in the branch network

Poland
Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.
BZWBK Wholesale Treasury and Capital Markets share of certain Investment Banking subsidiaries results are reported in Capital Markets division.

	Half-year	Half-year	Underlying
	June 2008	June 2007	% change
Poland income statement	Pln m	Pln m	200 8 v 200 7
Net interest income	718	533	35
Other income	745	738	1
Total operating income	1,463	1,271	15
Personnel expenses	458	389	18
General and administrative expenses	319	244	31
Depreciation / amortisation	51	66	-24
Total operating expenses	828	699	18
Operating profit before provisions	635	572	11
Provisions for impairment of loans and receivables	10	(24)	-
Provisions for liabilities and commitments	10	-	-
Total provisions	20	(24)	-
Operating profit	615	596	3
Profit on disposal of property	3	-	-
Profit before taxation	618	596	4
Profit before taxation € m	177	155	4

Poland
 division has reported a profit before taxation of Pln 618 million (
€

177 million), an underlying increase of 4%. This growth

was achieved as result of strong growth in retail and business banking volumes and income, offset by reduced income from investment banking activities in challenging market environments. This positive result has been achieved against a background of ongoing investments being made to realise strategic objectives.
Total operating income increased by 15% with net interest income up by 35%. Demand for credit has been exceptionally strong in 2008 with total loans increasing by 20% since 31 December 2007. Business lending has grown by 16% and personal lending grew by 28%. Mortgage lending grew by 17%. Customer deposits increased by a notable 15% since 31 December 2007, achieved primarily in the personal market.
Other income has recorded a 1% growth. Negative changes on financial markets resulted in a decrease of 29% in income from mutual funds and assets portfolios. The volume of mutual funds decreased by 34% since 31 December 2007, though a second place in the market has been retained (market share at 15.4%). Lower income was also recorded on brokerage activity. Business momentum in 2008 has resulted in higher levels of income on debit cards, insourcing services and credit fees. The half-year has benefited from profit on disposal of equities, sale of structured deposits and higher dividends.
Total operating expenses have increased by 18% over the half-year to June 2007. Branch network development continues with 45 branches opened in the half-year to June 2008. The increase in personnel expenses was driven by higher employment numbers, +7%

since 31 December 2007 (+17.6% since June 2007) and higher basic salaries. General and administrative expenses increased by 31%

with significant investments being made in supporting the business including marketing, IT development and costs related to the branch expansion. The cost income ratio was 56.6% compared to 55.1% for the half-year to June 2007.
Impaired loans as a percentage of total loans continued to show improvement with the ratio at 2.4% compared with 2.8% as at 31

December 2007.The credit provision as percentage of average loans was 0.07% compared with a write-back 0.24% in June 2007.

Note: The basis of presentation for
Poland
 divisional income statement has been amended from presentation on a euro basis to presentation on a local currency basis. This revised presentation provides a comparison of the numbers on a constant currency basis.

Interim Management Report - Divisional commentary

Group

Group
includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services, the contribution from AmCredit, which operates in Lithuania, Latvia and Estonia and AIB's share of approximately 24.3% in M&T Bank Corporation ('M&T') and profit on disposal of property.

Group income statement	Half-year June 2008 € m	Half-year June 2007 € m
Net interest income	60	36
Other income/(loss)	(40)	(12)
Total operating income	20	24
Personnel expenses	30	51
General and administrative expenses	32	44
Depreciation/amortisation	22	15
Total operating expenses	84	110
Operating loss	(64)	(86)
Associated undertaking - M&T	58	74
Profit on disposal of property	-	41
Construction contract income	6	44
Profit before taxation	-	73

Group reported a zero pre-tax profit for the half-year to June 2008 compared with a profit of
€

73 million in the half-year to June

2007. The result for both periods includes construction contract income and the half-year to June 2007 includes profit on disposal of property. The operating loss was
€

64 million compared with an operating loss of
m
86 million in 2007.
Net interest income increased from
€

36 million in the half-year to June 2007 to
€

60 million in the half-year to June 2008

reflecting higher capital income arising from a strong level of retained profits and capital released from the sale of property and businesses. Other income/(loss) includes hedging profits in relation to foreign currency translation hedging (
€

3 million in the half
-
year

to June 2008 compared with
€

2 million in the half-year to June 2007) and hedge volatility (hedging ineffectiveness and derivative volatility; a decrease in other income of
€

35 million in the half-year to June 2008 compared with a decrease of
€

25

million in the half-year to June 2007). Total income was down from
€

24 million in the half-year to June 2007 to
€

20 million in

the half-year to June 2008, mainly reflecting the impact of the movement in hedge volatility.
Total operating expenses decreased from
€

110 million to
€

84 million in the half-year to June 2008, reflecting a focus on strong cost management. A higher depreciation/amortisation charge reflects project and investment spend in recent years.
AIB's share of M&T after-tax profit for the half-year to June 2008 amounted to
€

58 million. On a local currency basis, M&T's

net income of US$ 88 million was down 11% relative to the half-year to June 2007 contribution of US$ 99 million. M&T reported its results on 14 July 2008, showing net income down 7% to US$ 362 million. The M&T euro contribution to AIB Group performance was impacted by the weakening in the US dollar rate relative to the euro since the half-year to June 2007.
Construction contract income of
€

6 million in the current period reflects the profit earned from the development of

Bankcentre, based on the stage of completion at 30 June 2008. There was
€

44 million of construction contract income in the half
-
year

to June 2007. Profit on disposal of property of
€

41 million in the half-year to June 2007 reflects profit on sale of 16 branches in the
Republic
 of
Ireland
 (
€

35 million after taxation).

Interim Financial Statements - Basis of preparation

Accounting policies
The consolidated interim financial statements (hereafter "Interim Financial Statements") for the half year ended 30 June 2008, which should be read in conjunction with the 2007 Annual Report, have been prepared in accordance with the recognition and measurement principles of International Accounting Standards and International Financial Reporting Standards (collectively "IFRS") as issued by the

International Accounting Standards Board ("IASB") and subsequently adopted by the European Union ("EU").
There have been no significant changes to the accounting policies described on pages 61 to 78 in the 2007 Annual Report.

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities.The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management's judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of impairment of financial assets, retirement benefit liabilities, share based payment expense and the fair value of certain financial assets and financial liabilities.
All activities are from continuing operations.

Change in pension scheme assumptions
As described on page 64 of the 2007 Annual Report, pension scheme liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. The discount rates used in the preparation of the accounts as at 30 June 2008 were 5.8% for the Irish scheme (30 June 2007: 5.3%; 31 December 2007: 5.5%) and 6.0% for the
UK
 scheme (30 June 2007: 5.5%;

31 December 2007: 5.7%). The other financial assumptions, including mortality assumptions, remain the same as reported at

31 December 2007. The change in the discount rates gave rise to an actuarial gain of
€
 248 million; there was an actuarial loss on

scheme assets of
€
 576 million. The net actuarial loss of
€
 285 million net of tax was recognised in the consolidated statement of recognised income and expense (half-year ended 30 June 2007: gain
€
 565 million; year ended 31 December 2007: gain
€
 393

million).The Group's pension deficit across all schemes as at 30 June 2008 was
€
 713 million (31 December 2007:
€
 423 million).

The net recognised deficit comprised retirement benefit liabilities of
€
 3,924 million (31 December 2007:
€
 4,116 million) and assets

of
€
 3,211 million (31 December 2007:
€
 3,693 million).
An actuarial valuation of the main schemes will be carried out as at 30 June 2008.

Financial assets
At 31 December 2007 debt securities within the Global Treasury Trading and Available for
Sale
 portfolios were valued using quoted

screen prices. During the half-year ended 30 June 2008,

AIB determined that, due to the lack of observable market prices, the markets for a considerable part of its debt securities portfolio were no longer active. In the absence of reliable observable market prices, the fair values of financial assets were determined using valuation techniques including cash flow models which use observable market parameters. Where markets are deemed to be active, screen prices are used. Of the trading portfolio financial assets of
 €
 6,737 million at 30 June 2008,
€
 820 million are valued based on quoted screen prices and
€
 5,917 million valued using valuation

techniques with observable market inputs. Of the financial investments available for sale of
€
 22,834 million at 30 June 2008,
 €
 10,130 million are valued using quoted screen prices and
€
 12,704 million using valuation techniques with observable market inputs.

Statement of compliance
The consolidated interim financial statements comply with International Accounting Standard 34 - Interim Financial Reporting, as

adopted by the EU.
Both the interim figures for the six months ended 30 June 2008 and the comparative amounts for the six months ended 30 June

2007 are unaudited but have been reviewed by the Auditors, whose report is set out on page 57. The summary financial statements for the year ended 31 December 2007, as presented in the Interim Financial Statements, represent an abbreviated version of the

Group's full accounts for that year, on which the independent auditors issued an unqualified audit report and which have been filed in the Companies Registration Office. The financial information presented herein does not amount to statutory financial statements.

Prospective accounting changes
The prospective accounting changes setting out accounting standards/amendments that apply with effect from 1 January 2009 to companies that report under IFRS, and their expected impact on the Group, are set out on pages 77 and 78 of the 2007 Annual

Report.

Consolidated condensed income statement
(unaudited)
for the half-year ended 30 June 2008

Notes		Half-year 30 June 2008 € m	Half-year 30 June 2007 € m	Year 31 December 2007 € m
Interest and similar income	3	5,004	4,354	9,340
Interest expense and similar charges	4	3,139	2,687	5,922
Net interest income		1,865	1,667	3,418
Dividend income	5	23	22	31
Fee and commission income	6	615	713	1,453
Fee and commission expense	6	(62)	(94)	(197)
Net trading (loss)/income	7	(77)	75	74
Other operating income	8	81	34	89
Other income		580	750	1,450
Total operating income		2,445	2,417	4,868
Administrative expenses	9	1,130	1,167	2,376
Amortisation of intangible assets		27	28	60
Depreciation of property, plant and equipment		47	42	85
Total operating expenses		1,204	1,237	2,521
Operating profit before provisions		1,241	1,180	2,347
Provisions for impairment of loans and receivables	19	137	25	106
Provisions for liabilities and commitments		-	4	(8)
Amounts written off financial investments available for sale		1	1	1
Operating profit		1,103	1,150	2,248
Associated undertakings		57	81	128
Profit on disposal of property	10	7	41	76
Construction contract income	11	6	44	55
Profit on disposal of businesses	12	106	2	1
Profit before taxation		1,279	1,318	2,508
Income tax expense	13	194	239	442
Profit for the period - all continuing operations		1,085	1,079	2,066
Attributable to:
Equity holders of the parent		1,040	1,041	1,949
Minority interests in subsidiaries		45	38	117
		1,085	1,079	2,066
Basic earnings per share	14(a)	114.0c	114.7c	218.0c
Diluted earnings per share	14(b)	113.8c	113.8c	216.4c

Consolidated condensed balance sheet
(unaudited)
as at 30 June 2008

Notes		30 June 2008 € m	31 December 2007 € m	30 June 2007 € m
Assets
Cash and balances at central banks		1,144	1,264	613
Treasury bills and other eligible bills		14	15	370
Items in course of collection		676	383	855
Trading portfolio financial assets	16	6,737	8,256	9,470
Derivative financial instruments	26	4,248	4,557	3,023
Loans and receivables to banks	17	9,376	9,465	14,821
Loans and receivables to customers	18	132,814	127,603	120,217
Financial investments available for sale	21	22,834	20,969	22,233
Interests in associated undertakings		1,605	1,682	1,772
Intangible assets and goodwill		707	636	578
Property, plant and equipment		622	608	587
Other assets		819	786	1,428
Current taxation		-	2	15
Deferred taxation		288	254	181
Prepayments and accrued income		1,074	1,143	1,031
Assets classified as held for sale		15	239	22
Total assets		182,973	177,862	177,216
Liabilities
Deposits by banks		28,002	30,389	39,797
Customer accounts	22	86,983	81,308	79,023
Trading portfolio financial liabilities		88	194	493
Derivative financial instruments	26	4,461	4,142	3,151
Debt securities in issue	23	43,329	41,866	35,181
Current taxation		198	181	220
Deferred taxation		26	60	-
Other liabilities		1,761	1,473	2,123
Accruals and deferred income		1,301	1,808	1,343
Retirement benefit liabilities		713	423	252
Provisions for liabilities and commitments		71	74	98
Subordinated liabilities and other capital instruments	25	5,090	4,605	4,841
Disposal group classified as held for sale		-	161	-
Total liabilities		172,023	166,684	166,522
Shareholders' equity
Share capital	294		294	294
Share premium account	1,693		1,693	1,693
Other equity interests	497		497	497
Reserves	(55)		327	152
Profit and loss account	7,126		7,016	6,750
Shareholders' equity	9,555		9,827	9,386
Minority interests in subsidiaries	1,395		1,351	1,308
Total shareholders' equity including minority interests	10,950		11,178	10,694
Total liabilities, shareholders' equity and minority interests	182,973		177,862	177,216

Consolidated condensed statement of cash flows
(unaudited)
for the half year 30 June 2008

Consolidated statement of cash flows	Half-year 30 June 2008 € m	Half-year 30 June 2007 € m	Year 31 December 2007 € m
Operating activities
Profit before taxation	1,279	1,318	2,508
Adjust for non-cash items	(328)	(100)	384
	951	1,218	2,892
Net cash inflow/(outflow) from operating assets and liabilities	1,559	3,962	(1,870)
Net cash inflow from operating activities before taxation	2,510	5,180	1,022
Taxation	(139)	(114)	(400)
Net cash flows from operating activities	2,371	5,066	622
Investing activities
Net increase in financial investments available for sale	(2,416)	(2,420)	(3,331)
Additions to property, plant and equipment	(60)	(40)	(128)
Additions to intangible assets	(73)	(52)	(138)
Disposal of property, plant and equipment	10	57	105
Investment in associated undertakings	(10)	(3)	-
Disposal of investment in associated undertakings	5	-	5
Disposal of investment in subsidiaries and businesses	114	2	1
Investment in AmCredit	(114)	-	-
Dividends received from associated undertakings	24	27	56
Cash flows from investing activities	(2,520)	(2,429)	(3,430)
Financing activities
Re-issue of treasury shares	10	45	49
Redemption of subordinated liabilities	(200)	-	-
Issue of subordinated liabilities	884	128	128
Interest paid on subordinated liabilities	(117)	(121)	(254)
Equity dividends paid on ordinary shares	(451)	(406)	(651)
Dividends paid on other equity interests	(38)	(38)	(38)
Dividends paid to minority interests	(18)	(34)	(82)
Cash flows from financing activities	70	(426)	(848)
Net (decrease)/increase in cash and cash equivalents	(79)	2,211	(3,656)
Analysis of changes in cash
At beginning of period	10,427	14,355	14,355
Net cash flow before the effect of exchange translation adjustments	(79)	2,211	(3,656)
Effect of exchange translation adjustments	(154)	(39)	(272)
At end of period	10,194	16,527	10,427

Consolidated statement of recognised income and
expense
(unaudited)

	Half-year 30 June 2008 € m	Half-year 30 June 2007 € m	Year 31 December 2007 € m
Foreign exchange translation differences	(154)	(24)	(290)
Net change in cash flow hedges, net of tax	(203)	(258)	(37)
Net change in fair value of available for sale securities, net of tax	(189)	(138)	(191)
Net actuarial (losses)/gains in retirement benefit schemes, net of tax	(285)	565	393
Other recognised gains/(losses) in associated undertakings	1	(55)	(22)
Income and expense recognised	(830)	90	(147)
Profit for the period	1,085	1,079	2,066
Total recognised income and expense for the period	255	1,169	1,919
Attributable to: Equity holders of the parent Minority interests in subsidiaries	193 62	1,134 35	1,793 126
Total recognised income and expense for the period	255	1,169	1,919

Consolidated reconciliation of movements in shareholders' equity

	Share capital € m	Share p remium € m	Other e quity i nterests € m	Capital r eserves € m	Revaluation r eserves € m	Available for sale securities reserves € m	Cash flow h edging reserves € m	Revenue r eserves € m	Foreign c urrency t ranslation reserves € m	Treasury s hares € m	Share b ased p ayments r eserves € m	Total € m
2008
At 1 January 2008	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827
Profit attributable to equity holders of the parent	-	-	-	-	-	-	-	1,040	-	-	-	1,040
Dividends on ordinary shares	-	-	-	-	-	-	-	(451)	-	-	-	(451)
Dividends on other equity interests	-	-	-	-	-	-	-	(38)	-	-	-	(38)
Share based payments	-	-	-	-	-	-	-	-	-	-	12	12
Actuarial losses recognised in retirement benefit schemes	-	-	-	-	-	-	-	(285)	-	-	-	(285)
Other recognised gains/(losses) relating to the period	-	-	-	-	-	(179)	(203)	1	(181)	-	-	(562)
Ordinary shares re-issued	-	-	-	-	-	-	-	-	-	29	-	29
Net movement in own shares	-	-	-	-	-	-	-	(17)	-	-	-	(17)
At 30 June 2008	294	1,693	497	527	33	(270)	(345)	7,932	(432)	(462)	88	9,555
2007
At 1 January 2007	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605
Profit attributable to equity holders of the parent	-	-	-	-	-	-	-	1,041	-	-	-	1,041
Dividends on ordinary shares	-	-	-	-	-	-	-	(406)	-	-	-	(406)
Dividends on other equity interests	-	-	-	-	-	-	-	(38)	-	-	-	(38)
Share based payments	-	-	-	-	-	-	-	6	-	-	9	15
Actuarial losses recognised in retirement benefit schemes	-	-	-	-	-	-	-	565	-	-	-	565
Other recognised losses relating to the period	-	-	-	-	-	(1 28 )	(2 58 )	(55)	( 3 1)	-	-	( 47 2)
Other movements	-	-	-	-	(4)	-	-	4	-	-	-	-
Ordinary shares re-issued	-	-	-	-	-	-	-	-	-	78	-	78
Net movement in own shares	-	-	-	-	-	-	-	(2)	-	-	-	(2)
At 30 June 2007	294	1,693	497	527	31	(42)	(363)	7,148	31	(496)	66	9,386

Consolidated reconciliation of movements in shareholders' equity

	Share capital € m	Share p remium € m	Other e quity i nterests € m	Capital r eserves € m	Revaluation r eserves € m	Available for sale securities reserves € m	Cash flow h edging reserves € m	Revenue r eserves € m	Foreign c urrency t ranslation reserves € m	Treasury s hares € m	Share b ased p ayments r eserves € m	Total € m
2007
At 1 January 2007	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605
Profit attributable to equity holders of the parent	-	-	-	-	-	-	-	1, 949	-	-	-	1, 949
Dividends on ordinary shares	-	-	-	-	-	-	-	(651)	-	-	-	(651)
Dividends on other equity interests	-	-	-	-	-	-	-	(38)	-	-	-	(38)
Share based payments	-	-	-	-	-	-	-	6	-	-	1 9	2 5
Actuarial losses recognised in retirement benefit schemes	-	-	-	-	-	-	-	393	-	-	-	393
Other recognised losses relating to the period	-	-	-	-	-	(177)	(37)	(22)	(31 3 )	-	-	(549)
Other movements	-	-	-	-	(2)	-	-	2	-	-	-	-
Ordinary shares re-issued	-	-	-	-	-	-	-	-	-	83	-	8 3
Net movement in own shares	-	-	-	-	-	-	-	10	-	-	-	10
At 3 1 December 2007	294	1,693	497	527	3 3	(91)	(142)	7, 682	(251)	(49 1 )	7 6	9, 827

Notes to the Interim Financial Statements

Notes to the
Interim Financial Statements
can be found on the AIB Group website at
AIB Investor Relations

Responsibility Statement
for the half-year ended 30 June 2008

We, being the persons responsible within Allied Irish Banks, p.l.c., confirm that to the best of our knowledge:

(1) the condensed set of financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002;

(2) the interim management report includes a fair review of:
(a) the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;
(b) the principal risks and uncertainties for the remaining six months of the financial year;
(c) related parties’ transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and
(d) any changes in the related parties’ transactions described in the last annual report, that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Eugene
 Sheehy

John O'Donnell
Group Chief Executive

Group Finance Director

Independent review report of KPMG to Allied Irish Banks, p.l.c.

Introduction
We have been engaged by the company to review the condensed set of financial statements in the Half-yearly Financial Report for the six months ended 30 June 2008 which comprises the statement of accounting policies, consolidated condensed income statement,

consolidated condensed balance sheet, consolidated condensed statement of cash flows, consolidated statement of recognised income and expense, consolidated reconciliation of movements in shareholders' equity and the related explanatory notes.

We have read the

other information contained in the Half-yearly Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic of Ireland's

Financial Regulator and the Disclosure and Transparency Rules of the UK's Financial Services Authority ("the FSA"). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Half-yearly Financial Report is the responsibility of, and has been approved by, the directors.

The directors are responsible for

preparing the Half-yearly Financial Report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the

Transparency Rules of the
Republic
 of
Ireland
's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.
As disclosed in the Basis of Preparation, the annual financial statements of the Group are prepared in accordance with IFRSs as issued by the IASB and subsequently adopted by the EU.

The condensed set of financial statements included in this Half-yearly

Financial Report has been prepared in accordance with IAS 34 -
Interim Financial Reporting
, as adopted by the EU.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Half-yearly Financial

Report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 -
Review of

Interim Financial Information Performed by the Independent Auditor of the Entity
issued by the Auditing Practices Board for use in Ireland

and the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (
UK
 and
Ireland
) and consequently does not enable us to obtain

assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the

Half-yearly Financial Report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS

34 as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Republic

of Ireland's Financial Regulator and the Disclosure and Transparency Rules of the UK FSA.

KPMG
Chartered Accountants
Dublin
29 July 2008

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  30 July , 2008                                                        By: ___________________
                                                                                       John O'Donnell
                                                                                      Group Director, Finance,
                                                                                      Risk and Enterprise Technology
                                                                                     Allied Irish Banks, p.l.c.